Exhibit 99.7

April 4, 2023

The Board of Directors

Liminal Biosciences Inc.

4400, Boulevard Armand-Frappier

Laval, QC H7B 4B4

Attention:	Alek Krstajic, Chairman

Bruce Pritchard, Chief Executive Officer

Re: Transaction Proposal

Dear Sirs:

As you are aware, Structured Alpha LP (“SALP”) owns 1,987,622 common shares of Liminal Biosciences Inc. (“LMNL”), representing approximately 64.03% of LMNL’s currently outstanding common shares. This letter sets out the terms on which SALP would be prepared to acquire the remaining common shares of LMNL that it does not currently own.

SALP would be willing to acquire the common shares of LMNL that it does not currently own for US$7.50 in cash per common share. SALP’s preference is to proceed with a transaction that has the support of the LMNL board of directors that we anticipate would be completed pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act.

SALP believes that such a transaction is in the best interest of LMNL. Specifically:

-	It represents:
o	A 107% premium to the price at which LMNL’s common shares closed on the date of this letter,
o	a 31% premium to the highest price at which LMNL shares traded during the period since the abandonment of the Fezagepras clinical program, and
o	a 44% premium to the volume-weighted average price of LMNL shares since the effectiveness of the 1-for-10 share consolidation;

-	It offers LMNL shareholders (other than SALP) the certainty of cash consideration for their shares. This is important because:

o	LMNL does not have adequate financial resources to see its current clinical programs through to create meaningful value for shareholders;
o	The availability of further capital to LMNL on attractive terms (or at all) is uncertain and significantly constrained by SALP’s status as controlling shareholder;
o	In the absence of significant further capital being available to LMNL, it will be forced to consider a shut-down of its business operations with attendant risk and disruption to all its stakeholders; and
o	The proposed transaction would eliminate significant public company costs for LMNL.

SALP has a high degree of familiarity with LMNL and is prepared to proceed expeditiously. We ask that LMNL promptly form a committee consisting of independent directors with authority to evaluate and respond to this proposal. We expect the committee to engage appropriate legal and financial advisors, including an independent financial advisor to prepare a formal valuation required by applicable securities laws. We believe that if such a committee decides to proceed with this proposal, we can work together to quickly finalize a transaction. Such a transaction would be conditioned on the receipt of customary approvals, including regulatory approvals, the receipt of shareholder approvals required under applicable securities laws, including Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, and other conditions customary for a transaction of this nature, including confirmatory due diligence satisfactory to SALP.

As you consider this proposal, you should be mindful that SALP is only interested in acquiring the common shares of LMNL that it does not already own. SALP does not have any interest in selling the common shares of LMNL that it owns and would not support any refinancing, recapitalization, sale, merger or other transaction involving LMNL.

We are obligated to disclose this proposal promptly in an amended 13D filing, which we expect to do before the market opens on Wednesday, April 5. SALP is also required to issue a press release and file an early warning report on SEDAR in accordance with applicable Canadian securities laws.

This proposal is a non-binding one, and it is not intended to impose any obligation or liability on SALP or any other person (including LMNL). SALP will be bound only by the terms and conditions contained in a definitive agreement if such an agreement is reached.

If you have any questions regarding this proposal, please feel free to contact Eugene Siklos, President of Thomvest Asset Management Ltd. We look forward to your prompt response.

Very truly yours,

STRUCTURED ALPHA LP, by its General Partner, THOMVEST ASSET MANAGEMENT LTD.

/s/ Eugene Siklos
Eugene Siklos
President

cc: Marie Iskra, General Counsel